Exhibit 99.1

Larry Lucchino Joins Performance Sports Group Board of Directors

Boston Red Sox President/CEO Brings Increased Baseball Expertise to Leading Multi-Brand Sports Company

BOSTON — November 18, 2014 — Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG), a leading developer and manufacturer of high performance sports equipment and apparel, today announced that Larry Lucchino, president/CEO of the Boston Red Sox, has joined the Company’s board of directors.

Performance Sports Group holds the No. 1 North American position in baseball and softball and is the global leader in hockey with the strongest and most recognized brand in the sport. The company’s portfolio of leading sports brands includes BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON.

A 35-year veteran of Major League Baseball, Lucchino has served as president/CEO of the Red Sox since 2002 and was instrumental in ending Boston’s 86-year championship drought in 2004 and the Red Sox’ World Series victories in 2007 and 2013.

Lucchino, an avid sportsman, is perhaps the only person to have won a World Series ring, a Super Bowl ring and an NCAA Final Four watch. Lucchino earned three World Series titles with the Red Sox and one with the Baltimore Orioles (1983), won a Super Bowl title (1983) as Vice-President/General Counsel and a Board Member of the Washington Redskins, and was a point guard on the Princeton basketball team that played in the 1965 Final Four.

“The appointment of Larry Lucchino to our Board further strengthens our position as one of the leading multi-brand sports companies in the world,” said Kevin Davis, president and CEO of Performance Sports Group. “Not only does Larry bring a wealth of baseball knowledge to our growing baseball business, he also brings an extensive background in many other sports as well as a high level of expertise in global commerce, which will be a significant asset as we look to expand our business in key regions around the world.”

Born in Pittsburgh, Lucchino graduated with honors from Princeton University, where he played basketball four years and was a member of two Ivy League championship basketball teams.  He then graduated from Yale Law School, and in 1974, joined the Washington, D.C. law firm, Williams and Connolly.  He became a partner in 1978, specializing in sports law and litigation.

Lucchino has vast experience in international baseball and pioneered ground-breaking relationships.  In 1996, as president and CEO of the San Diego Padres, Lucchino led the effort to play a series in Monterrey, Mexico, Major League Baseball’s first-ever regular season games played outside the United States and Canada.  In 1997, Lucchino forged an innovative relationship in Japan with the Chiba Lotte Marines.  In 2008, he led the Red Sox on their first trip to Japan, where the team opened the MLB regular season with two games at the Tokyo Dome.

“I am eager to help Performance Sports Group fulfill its commitment to grow sports participation,” Lucchino said. “Growing baseball and softball at the grassroots level is important to kids, to the sport, and to me personally.  The positive, profound impact that sports can have on young people inspires me to explore the new avenues that Performance Sports Group offers.”

Lucchino, a two-time cancer survivor, serves on the board of trustees for the Dana Farber Cancer Institute and served as the co-chair of the Dana Farber Cancer Institute’s $1 billion “Mission Possible” Capital Campaign.  He also serves on the board of Special Olympics International.

In connection with Lucchino’s appointment, Samuel Frieder resigned from the board of directors effective today, maintaining the board’s composition of nine members.

“Sam was a member of our inaugural board of directors in 2008 and has provided us with invaluable support and guidance during the past six years,” Davis said. “We thank Sam for his commitment and dedication in helping us build our company to what it is today.”

About Performance Sports Group Ltd.

Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel and soccer apparel. The Company is the global leader in hockey with the strongest and most recognized brand, and it holds the No. 1 North American position in baseball and softball. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The Company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions. For more information, please visit www.PerformanceSportsGroup.com.

Company Contact:

Amir Rosenthal

Chief Financial Officer

Tel 1-603-610-5802

investors@performancesportsgroup.com

Investor Relations:

Liolios Group Inc.

Scott Liolios or Cody Slach

Tel 1-949-574-3860

PSG@liolios.com

Media Contact:

Steve Jones

Sr. Director, Corporate Communications

Tel 1-603-430-2111

media@performancesportsgroup.com